SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

February 9, 2021

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

M.J. van Ginneken
Koninklijke Philips N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

“Philips successfully completes tender offer for BioTelemetry, Inc.”, dated February 9, 2021.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 9th day of February 2021.

KONINKLIJKE PHILIPS N.V.

M.J. van Ginneken
(Chief Legal Officer)

Press information

February 9, 2021

Philips successfully completes tender offer for BioTelemetry, Inc.

Amsterdam, the Netherlands – Royal Philips

(NYSE: PHG; AEX: PHIA), a global leader in health technology, today announced that it has successfully completed its previously announced tender offer (the “Offer”) to purchase all outstanding shares of BioTelemetry, Inc. (NASDAQ: BEAT), a leading U.S.-based provider of remote cardiac diagnostics and monitoring for USD 72.00 per share in cash. At 12:00 midnight, New York time, on February 9, 2021 (one minute after 11:59 P.M., New York time, on February 8, 2021), the Offer expired as scheduled and was not extended. Philips expects to complete the acquisition of BioTelemetry later today through a merger under Section 251(h) of the General Corporation Law of the State of Delaware.

American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), has advised that, as of the expiration of the Offer, a total of 27,182,062 shares had been tendered into and not validly withdrawn from the Offer, representing approximately 78.96 % of BioTelemetry’s outstanding shares and a sufficient number of shares such that the minimum tender condition to the Offer was satisfied. Additionally, the Depositary has advised that an additional 1,569,222 shares had been tendered by notice of guaranteed delivery, representing approximately 4.56% of BioTelemetry’s outstanding shares. Accordingly, all shares that were validly tendered and not properly withdrawn were accepted for payment and Philips will promptly pay for all such tendered shares in accordance with the terms of the Offer.

As a result of the merger, BioTelemetry will become a wholly owned subsidiary of Philips. In the merger, each share of BioTelemetry (other than those shares held by Philips, Philips Holding USA Inc., a Delaware corporation and a wholly owned subsidiary of Philips, Davies Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Philips Holding USA Inc., or BioTelemetry or any of their respective subsidiaries or shares held by any stockholder who properly demand appraisal under Delaware law) will be cancelled and converted into the right to receive the same USD 72.00 per share in cash, without interest, less any applicable withholding taxes, that was paid in the Offer. Following completion of the merger, the common stock of BioTelemetry will no longer be listed for trading on the NASDAQ Global Select Market.

For further information, please contact:

Steve Klink
Philips Global Press Office
Tel.: +31 6 10888824
E-mail: ben.zwirs@philips.com

Derya Guzel
Philips Investor Relations
Tel.: +31 20 59 77055
E-mail: derya.guzel@philips.com

About Royal Philips
Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people's health and well-being, and enabling better outcomes across the health continuum – from healthy living and prevention, to diagnosis, treatment and home care. Philips leverages advanced technology and deep clinical and consumer insights to deliver integrated solutions. Headquartered in the Netherlands, the company is a leader in diagnostic imaging, image-guided therapy, patient monitoring and health informatics, as well as in consumer health and home care. Philips generated 2019 sales of EUR 19.5 billion and employs approximately 81,000 employees with sales and services in more than 100 countries. News about Philips can be found at www.philips.com/newscenter.

About BioTelemetry
BioTelemetry, Inc. is the leading remote medical technology company focused on the delivery of health information to improve quality of life and reduce cost of care. The company provides remote cardiac monitoring, centralized core laboratory services for clinical trials, remote blood glucose monitoring and original equipment manufacturing that serves both healthcare and clinical research customers. More information can be found at www.gobio.com.

Forward-looking statements
This release contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about the strategy, estimates of sales growth, future EBITA, future developments in Philips’ organic business and the completion of acquisitions and divestments. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.